CONFIDENTIAL TREATMENT REQUESTED
BY MOTOROLA, INC.
February 1, 2008
BY EDGAR AND FEDERAL EXPRESS
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kathleen Krebs, Special Counsel

Re:	Motorola, Inc.
Definitive Schedule C14A
Filed March 15, 2007
File No. 1-07221
Dear Ms. Krebs:
We have reviewed the follow-up comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter to A. Peter Lawson dated December 17, 2007 (the “December Comment Letter”).
The Staff’s comments in the December Comment Letter relate to comments originally contained in a letter addressed to Edward J. Zander, the former Chief Executive Officer of the Company, dated August 21, 2007 (the “Initial Comment Letter”), relating to the Company’s Definitive Proxy Statement filed on Schedule 14A on March 15, 2007 (the “2007 Proxy Statement”).
Set forth below are the responses of Motorola, Inc. (“Motorola” or the “Company”) to the Staff’s comments in the December Comment Letter. For convenience of reference, the text of the Staff’s comments in the December Comment Letter has been reproduced in italicized type.
Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the omitted portions. Copies of this letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.
Compensation Discussion and Analysis, page 25
1.	We have considered your response to comment three in our letter dated August 21, 2007. Even if the Compensation and Leadership Committee does not assign specific weights to any factors, you still must discuss the factors they considered and how [sic] their consideration of the company or individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for

February 1, 2008	CONFIDENTIAL TREATMENT REQUESTED
Page 2	BY MOTOROLA, INC.
the last completed fiscal year. For example, while you have provided disclosure of the formulas used to calculate incentive compensation, you have not provided an analysis of how the committee analyzed the objective and subjective factors that comprise the formulas to reach its compensation decisions for each named executive officer. Please confirm in your response letter your understanding that your compensation discussion and analysis should provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation to each named executive officer.

Response: The Company hereby confirms its understanding that the Company’s Compensation Discussion and Analysis for the applicable period should provide an analysis of how the Company arrived at, and why the Company paid, particular levels and forms of compensation to each named executive officer. In future filings, we will further elaborate on the Committee’s analysis of both the objective and subjective factors that materially impact the compensation decisions for our named executive officers.

2.	We have considered your response to comment four in our letter dated August 21, 2007. It is not clear whether you actually benchmark your named executive officers’ compensation to the expanded comparator group or the data cuts from the compensation surveys. To the extent you do, you must identify each company you considered for purposes of benchmarking the elements of the named executive officers’ compensation. If you do not benchmark to the companies in the expanded comparator group or in the data cuts from the compensation surveys, then so state.

Response:

a) Only the Comparator Group is used for “benchmarking” purposes.

The Company utilizes the comparator company group (the “Comparator Group”) of 17 companies that is listed on page 25 of the 2007 Proxy Statement for benchmarking purposes in determining the compensation for its named executive officers. Specifically, as stated on page 24 of the 2007 Proxy Statement, total direct compensation levels for each position are targeted, on average, at the 65th percentile of similar positions in the Comparator Group.

The Company utilizes the additional survey data to gather supplemental compensation market data and provide a more complete picture of the overall compensation environment. Although the Company relies primarily on the data it gathers from the proxy statements of the 17 companies in the Comparator Group for executive compensation data, it is sometimes necessary to obtain supplemental information. In particular, if the position and responsibilities of a Motorola named executive officer do not align precisely with those of the named executive officers disclosed in a representative sample of the proxy statements of Comparator Group companies, supplemental information can be very useful. The Company and the Compensation Committee gather this supplemental information from the 3 Cash Compensation Survey Sources, plus the additional Long-Term Incentive Compensation Survey Source, that are identified on page 25 of the 2007 Proxy Statement. Although the data gathered from the Comparator Group “proxy matches” for the named executive officers is used for

February 1, 2008	CONFIDENTIAL TREATMENT REQUESTED
Page 3	BY MOTOROLA, INC.
benchmarking purposes, the Compensation Committee also considers the blended results of the data received from the supplemental compensation survey sources to confirm and assess the compensation of the named executive officers. In particular, the supplemental survey data also provides a more normalized and complete picture of the overall compensation market.

Since the Comparator Group is the group used for “benchmarking” purposes, the Company continues to believe that the disclosure of the specific companies included in the Comparator Group is the most useful information for investors in understanding the companies that the Company benchmarks as its principal competitors for executive talent.
b)	Lengthy lists of the various companies that participate in the various survey sources would provide little or no meaningful information necessary for an investor’s understanding of the Company’s executive compensation program.
The data compiled by each of the survey sources utilized by the Committee is gathered from a wide variety of companies, each of which submits their non-public, position-level compensation data to the surveyor on a confidential basis. The information the Company receives from these survey sources does not specify those companies that “match” the criteria submitted by the Company in any particular “data cut”. For example, the Company might request compensation data for “general counsels who also serve as executive vice presidents and corporate secretaries at high-tech companies with revenues greater than $500 million.” The Company would then receive a “data cut” of blended survey data from the particular survey’s data universe that meets these particular criteria. Although the Company may be able to obtain the broad list of all companies who submitted data to a particular survey source, it has no way of knowing which particular companies actually “matched” its criteria and were included in the blended survey results applicable to a given named executive officer. Accordingly, lengthy lists of the various companies that participate in the various survey sources (many of whom may have submitted survey data but did not actually meet the “match” criteria for inclusion in the specific “data cuts” described above) would provide little or no meaningful information necessary for an investor’s understanding of the Company’s executive compensation program. In fact, disclosure of this lengthy list could misrepresent the companies actually used by the Company in making its executive compensation decisions.

In addition, disclosure of the names of all companies that participate in each of the compensation surveys utilized by the Company would be extremely cumbersome disclosure. Even if the companies were listed in appendices, it would add numerous pages to the back of the proxy statement and would significantly increase the Company’s costs for printing a proxy statement, with no real benefit accruing to shareholders.

By way of example, in 2007, the total numbers of companies participating in the compensation survey sources utilized by the Company were as follows:
(1)	130 companies participate in the “CHiPs Executive Senior Management Total Compensation Survey” published by Pearl Meyer & Partners,

February 1, 2008	CONFIDENTIAL TREATMENT REQUESTED
Page 4	BY MOTOROLA, INC.
(2)	72 companies participate in the Towers Perrin Compensation Data Bank® (CDB) Executive Compensation Database,

(3)	692 companies participate in the Benchmark and Executive Surveys Overall Practices Report published by Radford (although the Company limited the data universe utilized in this survey to Comparator Group companies),

(4)	117 companies participate in the Global Long Term Incentive Practices Survey published by Buck Consultants (although the Company limited the data universe utilized in this survey to 65 companies), and

(5)	208 companies participate in the Mercer 2007 US Executive Pay and Performance Survey (this survey was utilized by the Company in 2007 and will be listed as a survey source in the Company’s 2008 Proxy Statement).
In describing the survey sources utilized for supplemental compensation data, the Company believes that the most meaningful information for an investor’s understanding of the Company’s executive compensation program is: (1) identification of the particular compensation survey sources utilized, and (2) the general description (and priority order) of the types of companies included in the specific “data cuts” the Company reviewed in assessing its compensation decisions.

In future filings, the Company will continue to identify all of the companies that are included in the Comparator Group, which is the group the Company uses for benchmarking purposes. In addition, the Company will continue to specifically identify any compensation survey sources that are utilized to provide supplemental compensation information and provide a general description of the types of companies from which “data cuts” are made in these survey sources.
Short-Term Incentives. page 27
3.	We have considered your responses to comments five and six in our letter dated August 21, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm and should be afforded confidential treatment. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. You should address separately each type of performance target you used (whether for cash or equity incentives or other compensation) and explain how disclosure could lead to competitive harm. In addition, to assist us in understanding your performance targets, please provide examples of actual performance targets, show how the specific performance targets resulted in the actual incentive compensation awarded to your chief executive officer or other named executive officers and explain why the actual performance targets would result in competitive harm.

February 1, 2008	CONFIDENTIAL TREATMENT REQUESTED
Page 5	BY MOTOROLA, INC.
Response:
a)	In the future, the Company will disclose the performance targets and threshold levels for each of the financial performance metrics involved in its short-term and long-term incentive plans.
The Company continues to have concerns that disclosure of specific performance targets could lead to misinterpretation by competitors, customers, analysts and shareholders. Nonetheless, upon further review, and in light of public comments by the Staff regarding the interpretation of Item 402(b)(2)(v), the Company hereby confirms that it will disclose the historical targets and minimum and maximum threshold levels for each of the financial performance metrics utilized in its short-term and long-term incentive plans for the year in question.

Specifically, in its 2008 proxy statement, the Company will disclose the historical target, minimum and maximum threshold levels for Operating Earnings, Operating Cash Flow and Revenue Growth (which are performance factors for the short-term incentive plan) and Economic Profit and Annual Growth in Sales (which are performance factors for the long-term incentive plan) applicable for the plans operating in 2007.
b)	For the reasons set forth below, the Company continues to believe that disclosure of the “quality” performance measures involved in its short-term incentive plan would cause substantial harm to its competitive position.
As stated in the Company’s response to comment five in the Initial Comment Letter, the Company continues to believe that disclosing specific performance targets and performance outcomes for the “quality” performance measures in its short-term incentive plan would cause substantial harm to the competitive position of the Company. (When referenced collectively, the three quality measures of “customer satisfaction”, “product reliability” and “cost of poor quality” will be referred to below as, the “Quality Measures”).

The Quality Measures accounted for 20% of the Business Performance Factor (the “BPF”) under the Motorola Incentive Plan (the Company’s short-term incentive plan, hereafter referred to as “MIP”) in 2006. There are no comparable “quality measures” that impact payouts under the Long-Range Incentive Plan (the Company’s long-term incentive plan). As disclosed on page 28 of the 2007 Proxy Statement, the Company’s actual performance with regard to the Quality Measures in 2006 was sufficient to contribute to a payout under MIP, but was less than the maximum. Also, as described in the 2007 Proxy Statement, although each of the Company’s business segments has their own metrics and targets for each Quality Measure, the “quality performance factor” used in determining the MIP payout for the Company’s named executive officers is a weighted average of the “quality performance factor” attained in each business segment.

February 1, 2008	CONFIDENTIAL TREATMENT REQUESTED
Page 6	BY MOTOROLA, INC.
The Company’s specific goals for each of the Quality Measures are used by the Company for internal incentive compensation purposes only and are based on Motorola-specific definitions that would be subject to misinterpretation and misuse by competitors if disclosed. Targets for Quality Measures are designed to incentivize improvements in product development, manufacturing efficiency and customer service and, as such, are aspirational in nature.

The following illustrations specifically highlight the competitive harm associated with disclosing the Company’s targets and the actual results for each of the Quality Measures. In order to provide the specificity requested by the Staff, in these examples we show how the disclosure of specific metrics would impact a specific Motorola business segment. We have chosen Mobile Devices, which is Motorola’s largest business segment. We could provide similar examples of the competitive harm that would result from disclosure of the targets or results for the Quality Measures in our other business segments.

[Redacted]

February 1, 2008	CONFIDENTIAL TREATMENT REQUESTED
Page 7	BY MOTOROLA, INC.
[Redacted]

February 1, 2008	CONFIDENTIAL TREATMENT REQUESTED
Page 8	BY MOTOROLA, INC.
[Redacted]

February 1, 2008	CONFIDENTIAL TREATMENT REQUESTED
Page 9	BY MOTOROLA, INC.
[Redacted]
The Company’s specific goals for the Quality Measures have never been publicly disclosed and have historically been viewed by senior management and Motorola’s Board of Directors as proprietary and confidential information. Providing this information to the general public and, as a result, to the Company’s competitors and customers, would result in disclosure of sensitive information relative to the Company’s internal capabilities. Making this information available to competitors, even after the completion of the respective performance periods, would enable them to target specific weaknesses in the Company’s operations and leverage their strengths in ways that could cause considerable harm to the Company’s future business endeavors and would be severely detrimental to Motorola shareholders. For the reasons discussed above, the Company believes that the performance targets and actual performance metrics relating to the Quality Measures are confidential and should not be disclosed in its Compensation Discussion and Analysis.

As previously stated, targets for Quality Measures are designed to incentivize improvements in product development, manufacturing efficiency and customer service

February 1, 2008	CONFIDENTIAL TREATMENT REQUESTED
Page 10	BY MOTOROLA, INC.
and, as such, are aspirational in nature. In lieu of providing the specific performance targets for the Quality Measures as discussed above, the Company will continue to provide a discussion of the relative difficulty of achieving the specific performance objectives in its Compensation Discussion and Analysis in its future filings with the Commission, as applicable.

[Redacted]

If you have any questions regarding any of the responses in this letter, please contact me at (847) 576-5014.

Respectfully submitted,
/s/ Jeffrey A. Brown
Jeffrey A. Brown
Senior Corporate Counsel & Assistant Secretary, Motorola, Inc.